November 22, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Amanda Ravitz

Assistant Director

Re:	Positron Corporation

Amendment No. 1 to Preliminary Information

Statement on Schedule 14C

Filed October 22, 2013

File No. 000-24092

Dear Ms. Ravitz:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Positron Corporation, the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated October 31, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Summary of Corporate Actions, page 3

1.	Based on your response to prior comment 1, we cannot agree that the communications you describe involving Mr. Rooney and the consenting shareholders resulted in your obtaining an unsolicited consent with respect to any of the multiple actions set forth in the information statement. Furthermore, you have not argued that any exemption from the proxy rules applies to your circumstances. Accordingly, please provide further analysis to support your argument that you received an unsolicited consent from each shareholder with respect to each action or, alternatively, please file and distribute proxy materials as required by Regulation 14A.

While the Issuer respectfully disagrees with the Commission’s analysis, the previously consented action of May 31, 2013 has been rendered moot. On November 12, 2013, Corey N. Conn and Patrick G. Rooney, holders of approximately sixty-eight percent (68%) of the Issuer’s voting capital stock and the Issuer’s Chief Financial Officer and Director and Chief Executive Officer and Chairman of the Board, respectively, approved the proposed corporate actions which had previously been approved by the prior consent. Accordingly, the Issuer has caused to be filed a Preliminary Information Statement on November 19, 2013. As Messrs. Rooney and Conn are both principal voting security holders, executive officers and members of the Issuer’s Board of Directors, the delivery of Proxy Materials is exempt as a proxy under Rule 14a-1 and 14a-2 of the Securities Exchange Act of 1934, as amended, as not involving the solicitation of a proxy. The previous Preliminary Information Statement should be disregarded since the Issuer will not be taking the action approved on the consent disclosed therein.

Securities and Exchange Commission

November 22, 2013

Specifically, Patrick G. Rooney holds voting control over securities which vote as 3,051,481,818 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”). Corey N. Conn holds voting control over securities which vote as 500,000,000 shares of Common Stock. These two directors control approximately sixty-eight percent (68%) of the Company’s voting stock. The calculation of voting percentages is as follows:

Class of Equity	Votes Held by Rooney	Votes Held by Conn	Total Voting Capitalization

Common Stock	51,481,818	0	1,452,548,262
Series A Preferred Stock	0	0	0
Series B Preferred Stock	0	0	305,648,700
Series H Preferred Stock	2,000,000,000	500,000,000	2,500,000,000
Series S Preferred Stock	1,000,000,000	0	1,000,000,000
	3,051,481,818	500,000,000	5,258,196,962

The shares of Series A Preferred Stock have no voting rights. Each share of Series B Convertible Preferred Stock votes at the rate of one hundred (100) votes per share. Each share of Series H Junior Convertible Preferred Stock votes at the rate of two hundred (200) votes per share. Each share of the Series S Convertible Preferred Stock votes at the rate of ten thousand (10,000) votes per share.

In summation, Messrs. Rooney and Conn hold, and consented to, 3,551,481,818 of the 5,258,196,962 shares (or approximately sixty-eight percent (68%)) of the Issuer’s voting capital stock.

Securities and Exchange Commission

November 22, 2013

Summary of the Differences of the Corporate Laws…, page 11

2.	You may not qualify your disclosure be reference to state statutes. Please revise your disclosure accordingly.

We have removed the following sentence from the disclosure:

The summary below is not intended to be relied upon as an exhaustive list of all the differences or a complete description of the differences, and it is qualified in its entirety by reference to the Texas Business Organizations Code (“TBOC”) and Delaware General Corporation Law (“DGCL”).

Further, the Issuer hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Patrick G. Rooney

Patrick G. Rooney,

Chief Executive Officer

PC/ks